EXHIBIT 7.01

JACOBS INVESTMENTS

June 27, 2008

Mr. Edson R. Arneault

President & CEO

MTR Gaming Group, Inc.

State route 2

Chester, VA  26034

Dear Ted:

I am interested in purchasing up to $5,000,000 worth of your MNTG stock prior to January 15, 2009 subject to certain conditions.  The per share price would be a 25% premium over the average closing trading price of MNTG stock over the 30 trading days preceding a transaction.  In no event, however, would the price per share be lower than $6.25 (which is a 25% premium over today’s price of $5.00 per share) nor would the price per share be higher than $10.00 per share.

Sincerely,

/s/ Jeffrey P. Jacobs

Jeffrey P. Jacobs
Chairman and CEO

JPJ:cad